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                                                     [Youbet.com, Inc. Letterhead]







December 6, 2006

VIA FACSIMILE and EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Michael Fay, Branch Chief
            Patrick Kuhn, Staff Accountant

                Re:  Youbet.com, Inc.
                     Commission File No. 000-26015


Gentlemen:

    As discussed yesterday, we are providing you the following supplemental information with respect to certain of the staff's comments set forth in a letter dated November 9, 2006.  The remainder of this letter contains the text of the comments for which you requested a supplemental response followed, in each case, by our response.  Please note that the numbering below corresponds with the numbering assigned to the comments in your November 9th letter.  The following responses supplement and, to the extent the responses in this letter are inconsistent, supersede the responses we provided to you in a letter dated December 1, 2006.


Form 10-K:  For the Fiscal Year Ended December 31, 2005
---------------------------------------------------------
Notes to Consolidated Financial Statements, page F-8
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Note 16:  Acquisition, page F-18
--------------------------------


1.   Please tell us how you have considered SFAS 131 in regard to the presentation of Youbet and IRG as separate segments.  We note from your February 8, 2005 press release that you intend to operate IRG as a separate legal entity.

RESPONSE:

    IRG and Youbet exhibit similar long-term financial performance and have similar economic characteristics.  Our conclusion that IRG and Youbet should be considered as one business segment is based on the following:

    o  The nature of the products and services. Both companies (i) provide advance deposit wagering (ADW) services, (ii) facilitate pari-mutuel wagering tied directly to track odds, (iii) provide wagering pool calculations, and (iv) offer marketing incentives to high-volume customers.

    o  The type or class of customer for their products and services. Both companies target high-volume customers who are based in the United States and use the same customer acquisition techniques by using agents and referrals.

    o  The methods used to distribute their products or provide their services. Both companies contract for services directly with race tracks and settle directly with the tracks and their customers. In fact, settlement administration is conducted for both companies by and through the same reconciliation systems. Both companies accept wagers by means of remote electronic communication.  Youbet accepts wagers through either their online betting subscription system or through their telephone service center, while IRG accepts bets only through their telephone service center.

    o  The nature of the regulatory environment. Both companies are licensed to operate under the authority of the Oregon Racing
       Commission. Both companies report applicable customer winnings to the Internal Revenue Service by filing the same forms on a daily basis.  These filings are done electronically through our Woodland Hills, California, headquarters.  Both companies operate pursuant to the same exemption from the provisions of the Unlawful Internet Gambling Enforcement Act of 2006.

    o  Internal accounting treatment.  For purposes of evaluating performance and allocating resources, we combine Youbet and IRG when preparing our annual budget. In addition, both companies share the same accounting, human resources, and marketing systems and personnel.  Further, our recordkeeping does not provide for separation of, and we do not allocate overhead, management fees and other corporate expenses to, IRG, and transaction processing is internally combined.

    We understand that the identification of reportable segments is a matter requiring the application of significant judgment by management.  Based on our judgment, as indicated and summarized above, we concluded, in accordance with SFAS 131, paragraph 17, that IRG and Youbet should be considered as one business segment.  We continue to review and monitor the operations of each of IRG and Youbet, and we may, based on the facts and circumstances, reach a different conclusion with respect to the operations of IRG.


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Form 10-Q:  For the Quarterly Period Ended June 30, 2006
----------------------------------------------------------
Notes to the Unaudited Consolidated Financial Statements, page 7
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Note 3:  Accounts Receivable, page 7
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10.   Please explain to us the reason for the significant increase in trade receivables.  While we note the acquisition of United
      Tote contributed to the increase, it appears that there is a portion of the increase not attributable to the acquisition.

RESPONSE:

    As indicated in our initial response to the comment letter, the significant increase in trade receivables balance at June
    30, 2006, as compared to December 31, 2005, was attributable primarily to the United Tote acquisition ($5.3 million as of
    June 30, 2006) and to changes in the settling process methodology of the amounts receivable from tracks to settle wagering pools for our IRG subsidiary. In December 2005, IRG stopped using a third-party vendor for wagering pool settlement and brought the wagering pool settling process in-house.  Processing wagering-pool settlements requires that IRG carry a receivable balance representing settlements invoiced but not received.  This receivable balance was not carried by IRG when a third-party handled wagering pool settlements, and as of June 30, 2006, this new receivable accounted for $4.8 million, or
    38%, of total accounts receivable.  Additionally, IRG acquired a high-volume customer in the first quarter of 2006, and this customer's wagers increased significantly in the second quarter, which resulted in higher amounts receivable from tracks to settle wagering pools at quarter-end.

    Track receivables have not experienced significant collectibility problems due to the regulated nature of the industry.
    Since our customers deposit amounts in advance (which represents the total wagers processed, not the earned commissions), the timing of recording or collectibility of these accounts receivable are not problematic.  Commissions are earned at the completion and certification of the race by the judges and certification of the race by the racing authority on site.  Also, we reserve for bad debts based on our internal analysis of our historical experience, and we believe our credit risk management policies and bad debt reserves are conservative.

    Accounts receivable as of September 30, 2006, increased marginally when compared to June 30, 2006.  The main component of accounts receivable as of September 30, 2006, was track receivables in the amounts of $1.2 million, $5.8 million and $5.2 million for Youbet, IRG and United Tote, respectively. The change in accounts receivable was due to timing of track settlements (triggered by increased winnings by our customers), and we have taken appropriate steps to speed up the collections process in the fourth quarter. In this regard, we believe that accounts receivable have leveled off in October.

    We will provide a more detailed discussion of the changes in accounts receivable, and the reasons for such changes, in our future filings, beginning with our Form 10-K for the year ending December 31, 2006.



Note 12:  United Tote Acquisition, page 11
--------------------------------------------


13.   It appears that the 2,181,818 shares that are subject to a make-whole provision should be recorded as a liability in accordance with paragraph 11 of SFAS 150.  Please restate your financial statements accordingly, or explain to us why your accounting is appropriate.  Refer to paragraph 16 of SFAS 150, EITF 97-8, and EITF 00-19 for further guidance.

RESPONSE:

    Following our recent conversation, we and our auditors continued to research the issue raised by the staff and searched authoritative and non-authoritative literature readily available to us at this time, including online accounting library services provided by RIA Checkpoint(R), CCH Accounting Research Manager(R), and PWC Comerio(R).  Our search identified no support for recording a liability pursuant to SFAS 150 in this case, and we continue to believe that the "make whole" provision should be accounted for in accordance with paragraph 30 of SFAS 141, but only when the contingency is resolved.  We did, however, find the following additional information that we believe, and our auditors concur, supports the assertion that
    SFAS 150 does not apply, and that no liability is recordable for the subject "make-whole" provision.

    We believe the language in SFAS 150, paragraphs B27 and B28 clearly provides that our "make-whole" provision would be accounted for as a liability under SFAS 150 only if it were an unconditional obligation, i.e., one requiring the transfer of assets (in this case, a cash payment) at a specified or determinable date (or dates) or upon an event that is certain to occur. We understand this unconditional feature to be the essence of the SFAS 150 requirement to record instruments as liabilities. Since the "make-whole" provision is operational at a specified date only upon the occurrence of defined market price conditions that are not certain to occur and only in the uncertain event that the holder does not sell all of or, in certain cases, a portion of the shares covered by the "make-whole" provision earlier (possibly at a higher price), it is conditional and, therefore, should not be accounted for as a liability under (i.e., not covered by) SFAS 150 because it does not meet the definition of a liability contained in FASB Concepts Statement No. 6.

    We also noted that EITF 97-15, Accounting for Contingency Arrangements Based on Security Prices in a Purchase Business
    Combination, asserts clearly that although SFAS 150 applies to certain freestanding financial instruments (which this is not)
    described by EITF 97-15, but only when such instruments are settleable by issuance of a variable number of the issuer's equity shares (not cash payment, as in this case, on a set number of shares). This pronouncement emphasizes that paragraph 15 of
    SFAS 150 states that it does not apply to instruments that are hybrid instruments containing embedded derivative features
    (which this is) because the instrument is not a derivative in its entirety. We believe this also translates into a statement that SFAS150 does not apply in this case.


                                                               * * * * *




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    We hope you will find this helpful. Once you have had an opportunity to review our response, please contact me at
818-668-2100, or our counsel, Thomas D. Twedt of Dow Lohnes PLLC at 202-776-2941, if you would like to discuss these matters further.


                                                              Sincerely,

                                                             /s/ Gary W. Sproule


                                                              ----------------------------------
                                                              Gary W. Sproule
                                                              Chief Financial Officer

cc:      L. Ralph Piercy
         Thomas D. Twedt


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